

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 5, 2017

David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia
Canada V6V3A4

> **Re: Sierra Wireless Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 000-30718**

Dear Mr. McLennan:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Exhibit 1.2
Notes to the Consolidated Financial Statements
20. Long-Term Obligations, page 40

> During the year, you changed the estimate of your accrued royalty obligations based on "the recent developments in the IP licensing landscape" as stated on page 34 of Exhibit 1.3. Please disclose in more detail the nature of these developments and how such developments changed your assumptions in estimating the royalty obligations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Brach Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications